SULLIVAN & WORCESTER LLP LETTERHEAD


                  Sullivan & Worcester LLP                     T 202 775 1200
                  1666 K Street NW                             F 202 293 2275
                  Washington, DC 20006                         www.sandw.com


                                                              February 21, 2008

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                          The Phoenix Edge Series Fund
                         (Phoenix Mid-Cap Growth Series)
                      Information Statement on Schedule 14C
                                 CIK 0000792359
                        File Nos. 33-05033 and 811-04642

Ladies and Gentlemen:

         This letter is being sent in connection with the filing of the definitive information statement on Schedule 14C by The Phoenix Edge Series Fund (the "Fund") on behalf of Phoenix Mid-Cap Growth Series (the "Series"), relating to a change in the subadvisor of the Series. This filing reflects changes from the preliminary information statement on Schedule 14C filed by the Fund on January 29, 2008, in response to oral comments received from Sunny Oh of the staff of the Securities and Exchange Commission (the "SEC") on February 7, 2008.

         Set forth below is each comment and the Fund's response thereto.

1.       COMMENT:  IN THE LAST PARAGRAPH OF THE SECTION DESCRIBING THE
                   TRANSACTION, PLEASE PROVIDE MORE INFORMATION ABOUT THE TRANSFER RIGHTS THAT CONTRACTHOLDERS AND POLICYOWNERS HAVE. PLEASE ALSO DESCRIBE THE NATURE OF THE RESTRICTIONS MENTIONED.

         Response: Requested information has been added.

2.       COMMENT:  ON PAGE 5, IN THE DESCRIPTION OF THE OLD SUBADVISORY
                   AGREEMENT, PLEASE PROVIDE THE DATE OF THE CONTRACT AS PER
                   ITEM 22(C)(1)(I).

         Response: Requested disclosure has been added.

3.       COMMENT:  IN THE FEE RATE DISCLOSURE FOR THE NEW SUBADVISORY AGREEMENT
                   BEGINNING ON PAGE 5, PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEMS 22(C)(9)(II) & (III).

         Response: Requested disclosure has been added.

4.       COMMENT:  PLEASE MAKE SURE THE BOARD CONSIDERATIONS COMPLY WITH ALL THE
                   REQUIREMENTS UNDER ITEM 22(C)(11), INCLUDING WHAT FACTORS

EDGAR Operations Branch
February 21, 2008
Page 2


                   WERE OR WERE NOT CONSIDERED AND DESCRIPTIONS OF THE CONCLUSIONS REACHED BY THE BOARD FROM THE ITEMS THAT IT CONSIDERED.

         Response: Additional information has been added to comply with the requirements.

5.       COMMENT:  IN THE TABLE OF FEES ON PAGE 9, PLEASE CONFIRM WHETHER THERE
                   WERE ANY FEE WAIVERS OR REDUCTIONS BY THE SUBADVISOR, AS REQUIRED BY ITEM 22(C)(10).

         Response: Requested disclosure has been added to confirm there were no fee waivers or reductions.

6.       COMMENT:  PLEASE PROVIDE ANY APPLICABLE INFORMATION REQUIRED TO BE
                   DISCLOSED BY ITEM 22(C)(6) AND ITEM 22(C)(14).

         Response: Disclosure of fees paid to affiliates of the Series' advisor has been added.

7.       COMMENT:  INCLUDE TANDY-LIKE LANGUAGE IN YOUR RESPONSE LETTER.

         Response: The requested language is set forth below.

                                      * * *

         In connection with this filing, the Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                                 Sincerely,

                                                 /s/ Arie Heijkoop, Jr.
                                                 Arie Heijkoop, Jr.

cc:      Kathleen A. McGah, Esq.
         Robert N. Hickey, Esq.